

July 28, 2015

Via E-mail
Vincent Genovese
Chief Executive Officer
NAC Global Technologies, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re:** **NAC Global Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 23, 2015**
> **File No. 333-200969**

Dear Mr. Genovese:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

Exhibit 5.1

1. Please have counsel revise the opinion to opine on the Placement Agent Warrants and the common stock underlying the Series A Warrants, Series B Warrants and the Placement Agent Warrants. It is not clear that your definition of "Shares" includes any common stock other than that included directly in the Units along with the Series A and B Warrants. See Section II.B.1.f of Staff Legal Bulletin No. 19.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Danovitch (*via e-mail*)
    Robinson Brog Leinwand Greene Genovese & Gluck P.C.